

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2017

Michael S. Burke
Chairman and Chief Executive Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

> **Re:** **AECOM**
> **Registration Statement on Form S-4**
> **Filed May 11, 2017**
> **File No. 333-217899**

Dear Mr. Burke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction